UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

030910 20 2

(CUSIP Number)

Michael R. Morrisett
Empire Petroleum Corporation
1203 E. 33rd Street, Suite 250
Tulsa, OK 74105
(539-444-8002)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

September 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 030910 20 2	13D	Page 2 of 4 pages

1	NAMES OF REPORTING PERSONS
Puckett Land Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,000,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 030910 20 2	13D	Page 3 of 4 pages

This Schedule 13D (Amendment No. 1) amends and restates in its entirety the Schedule 13D, which was filed on September 18, 2018.

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share ("Common Stock"), of Empire Petroleum Corporation (the "Company").

The address of the Company's principal executive office is 1203 E. 33rd Street, Suite 250, Tulsa, OK 74105.

ITEM 2.  IDENTITY AND BACKGROUND

Puckett Land Company is a Colorado corporation.

Puckett Land Company is in the oil and gas exploration and production business.

The address of Puckett Land Company's principal office is 5460 S. Quebec St, Suite 250, Greenwood Village, CO 80111.

Puckett Land Company has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Puckett Land Company has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 29, 2018, Puckett Land Company purchased 3,021,191 shares of the Company's Common Stock and warrants to purchase 3,021,191 shares of Common Stock at an exercise price per share of $0.15 until December 31, 2020, for an aggregate purchase price of $302,119 using working capital of Puckett Land Company.

On September 20, 2018, Puckett Land Company purchased 1,978,809 shares of the Company's Common Stock and warrants to purchase 1,978,809 shares of Common Stock at an exercise price per share of $0.15 until December 31, 2020, for an aggregate purchase price of $197,880.91 using working capital of Puckett Land Company.

ITEM 4.  PURPOSE OF TRANSACTION

Puckett Land Company received and currently holds the shares of the Company's Common Stock and Warrants, as described herein, for investment purposes.

Other than as described below, Puckett Land Company does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)
Puckett Land Company is the beneficial owner of 10,000,000 shares of Common Stock (including 5,000,000 shares of Common Stock it has the right to acquire in connection with the warrants it owns), or 44.75% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Puckett Land Company to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 030910 20 2	13D	Page 4 of 4 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUCKETT LAND COMPANY

March 22, 2019
Date

/s/ Eric R. Stearns
Signature

Eric R. Stearns, President
Name / Title